26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 5, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RISE Education Cayman Ltd

Draft Registration Statement on Form F-1

Confidentially Submitted July 28, 2017

CIK No. 0001712178

Dear Mr. Spirgel, Ms. Krebs, Mr. Lindsay, Mr. French and Mr. Eastman:

On behalf of our client, RISE Education Cayman Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 23, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 28, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:     Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN:     1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing    Boston    Chicago    Houston     London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai     Washington, D.C.

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the amendments made in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include (i) its unaudited condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017; (ii) its unaudited condensed consolidated quarterly results of operations for each of the quarters in the period from January 1, 2015 to June 30, 2017; and (iii) other information and data to reflect the new developments since the Company initially submitted the Draft Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company has separately submitted a copy of the slides that the Company presented to the potential investors during some of the testing-the-water meetings in reliance on Section 5(d) of the Securities Act.

2.	We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross- referencing a statement with the underlying factual support.

The Company encloses as Annex A hereto the relevant portions of the industry and market data from Frost & Sullivan, supporting the corresponding statements in the Revised Draft Registration Statement.

Prospectus Summary, page 1

3.	Since investors will be investing in a Cayman Islands holding company that does not directly own substantially all of its business operations in the PRC, please make this clear in the first paragraph of and throughout the prospectus summary (including in your Corporate History and Structure section). It must be clear that the business you are describing is not the registrant’s business, but is the business of its variable interest entities. This is because foreign invested entities, which would include the company and its PRC subsidiary, are either prohibited or restricted from owning or operating the educational training facilities in China that are discussed in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosures on page 1 and page 52 of the Revised Draft Registration Statement.

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

Corporate History and Structure, page 4

4.	Please provide an organization chart that shows the structure of the company upon completion of the offering, including the percentage ownership in the registrant by public shareholders.

In response to the Staff’s comment, the Company has revised the disclosures on page 5 and page 54 of the Revised Draft Registration Statement.

5.	Please disclose why you do not directly own and operate your training centers, but use contractual arrangements with a VIE and affiliated entities instead. Disclose that, if your PRC affiliated entities and Mr. Peng Zhang and Mr. Yiding Sun fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities’ financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Disclose that you rely on dividends and other distributions paid to you by your Hong Kong and PRC subsidiaries, which in turn depend on the service fees paid to your Hong Kong and PRC subsidiaries by your affiliated entities in the PRC. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary’s and affiliated entities’ revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. Revise as necessary your disclosure at page 54 to also reflect this information.

In response to the Staff’s comment, the Company has revised the disclosures on page 54 and page 55 of the Revised Draft Registration Statement.

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

Risk Factors, page 12

A number of learning centers operate without the required licenses, permits, filings or registrations, page 13

6.	To provide context to this risk, please disclose the number and materiality of the training centers that do not possess the required private school operating permits, private non- enterprise entity certificates, approvals from or filings to local education bureaus, and fire safety approvals. Highlight how your business could be impacted by your non- compliance with these requirements. In addition, discuss whether you intend to open future training centers that do possess or comply with these requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement. The Company further advises the Staff that those self-owned learning centers with non-compliance incidents include a number of learning centers with limited operating history and scale. In order to help investors better analyze the materiality of these learning centers to the Company’s overall business, the Company has disclosed the percentage of revenues contributed by these learning centers in the six months ended June 30, 2017.

We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers, page 15

7.	To the extent material, consider expanding this risk factor and other regulatory disclosures to specifically discuss the 2014 Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which restricts public school teachers in the PRC from working in private schools.

In response to the Staff’s comment, the Company has revised the disclosures on page 15 and page 118 of the Revised Draft Registration Statement.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliates, which could materially and adversely affect our liquidity and our ability to fund and expand our business, page 25

8.	To provide context, please expand your disclosures here and in your Regulations section to quantify the specific statutory limits on your ability to loan or make capital contributions to your PRC subsidiaries. If you will seek regulatory approval to increase the amount you may contribute to your subsidiaries, disclose the timing and likelihood of receiving such approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 and page 123 of the Revised Draft Registration Statement. The Company further advises the Staff that although the difference of total investment amount and the amount of registered capital of Rise Tianjin, its wholly foreign-owned entity (the “WFOE”) is zero, the Company has no immediate plans to seek regulatory approval to increase its registered capital and/or total investment amounts. The Company believes that the current cash reserves held by its PRC affiliated entities, combined with the cash generated from its operating activities, will be sufficient for its operating and expansion needs within PRC over the foreseeable future.

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

Use of Proceeds, page 44

9.	Please clarify the extent to which you intend to use the offering proceeds to fund your PRC operations. Discuss the current regulatory restrictions on funding your PRC operations from proceeds from this offering and quantify how much of your total offering amount would likely be available for investment in your PRC operations. Provide similar disclosure under “Liquidity and Capital Resources” on page 70 where you discuss your intention to use the net proceeds from the offering to finance your future working capital requirements and capital expenditures.

In response to the Staff’s comment, the Company has revised the disclosures on page 44 and page 74 of the Revised Draft Registration Statement. The Company advises the Staff that the uses of proceeds specified in the Draft Registration Statement can generally be accomplished without transferring funds into the PRC. As a result, the Company does not currently plan to transfer the proceeds that it will raise from this offering to any of its PRC entities.

Enforceability of Civil Liabilities, page 50

10.	We note your disclosure that substantially all of your operations and assets are located outside of the United States and most of your directors and executive officers are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose where your operations and assets are located and the nationalities and countries of residence of your directors and executive officers.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of operations, page 65

11.	Please expand your discussion to include your analysis of the drivers of the 34.3% increase in revenue, primarily from educational programs, period over period. For example, you note that student enrollment at your self-owned learning centers increased 96.0% from 18,451 in 2014 to 36,173 in 2016. While you point out general demographic factors such as rising birth rates and population growth in urban centers, please expand your analysis to include more insight on company-specific factors. In your response, please also discuss your evaluation of whether this growth is a known trend that continues in 2017 and to what extent this might cause the reported financial information to not necessarily be indicative of future operating results or financial condition. Please refer to the guidance in Item 5.D. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66, 68 and 70 of the Revised Draft Registration Statement.

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

Liquidity and Capital Resources, page 70

Long-term loan, page 72

12.	Please disclose your current leverage ratio under the loan facility and the resulting percentage of total cash proceeds from the offering you would have to use to prepay the loan. Disclose whether you intend to repay some or all of the loan with the offering proceeds even if you do not trigger the mandatory prepayment provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement. The Company advises the Staff that it is in the process of refinancing the loan facility and will update its disclosure concerning this facility as new terms are agreed upon.

13.	We note that your WFOE and VIE have guaranteed the loan, but you have only registered the guarantee by the WFOE with SAFE. Please disclose whether you intend to register the guarantee by the VIE.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

Holding Company Structure, page 74

14.	We note that you are a Cayman Islands holding company and that you have two Cayman Island subsidiaries, a Hong Kong subsidiary, a PRC subsidiary and a VIE and affiliated entities located in the PRC. Please provide further detail as to where your operations and assets are located by disclosing the respective asset contributions among these entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

15.	We note your disclosure regarding the respective revenue contributions of the company and its subsidiaries and your VIE and affiliated entities. Since your Hong Kong subsidiary also has service agreements with your WFOE and VIE based in the PRC, please distinguish the respective revenue contributions between your Cayman Islands holding company, your Hong Kong subsidiary, and your WFOE based in the PRC. Disclose that you rely on dividends and other distributions paid to you by your PRC and Hong Kong subsidiaries, which in turn depend on the service fees paid to your PRC and Hong Kong subsidiaries by your VIE and affiliated schools in China. Disclose the amount of fees paid to your PRC and Hong Kong subsidiaries from your VIE and affiliated schools and the amount of dividends you have received from these subsidiaries in the last two fiscal years. Disclose whether you expect these levels to continue in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of the Revised Draft Registration Statement.

Our Industry, page 83

Favorable government policies, page 83

16.	We note that you state that in September 2017 a new regulation will come into effect that will lessen restrictions in private education. Expand your disclosure here and in your Regulations section to discuss how these changes will affect your operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement to cross-reference the appropriate place in the Regulations section.

Regulations, page 109

17.	Please revise this section to specifically state how the regulations discussed apply to your company and the extent to which you are in compliance with each regulation. As just four examples:

•	Clarify what aspects of your business are categorized as an encouraged industry for foreign investment, an industry requiring cooperation and those portions that are a restricted or prohibited industry;

•	Disclose whether or not your affiliated schools currently require reasonable returns;

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

•	Disclose how you expect the Amended Law on the Promotion of Private Education will affect your operations, stating whether your schools intend to elect to be for-profit; and

•	Clarify if PRC regulations related to foreign investment in the education industry apply to your franchising activities and, if so, explain how. Disclose any differences in application as compared to your self-owned schools and state what entity franchises your education services.

If you discuss these matters elsewhere in your disclosure, please provide a descriptive cross-reference to that disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115 to 118 and pages 120, 121 and 123 of the Revised Draft Registration Statement.

Significant Accounting Policies, page F-24

Revenue recognition, page F-24

(b) Franchise revenues, page F-24

18.	We note your disclosure that you recognize the revenue from initial franchise fees “when substantially all services or conditions relating to the initial franchise fee have been performed and the Group has fulfilled all its commitments and obligations (generally, when a franchisee commences its operations under the RISE brand).”

Please tell us your consideration of disclosing the nature of all significant commitments and obligations resulting from franchise agreements that you have agreed to provide to franchisees and that have not yet been substantially performed in accordance with ASC 952-10-50-2.

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Revised Draft Registration Statement to clarify its commitments and obligations resulting from franchise agreements that the Company agreed to provide and have not yet been substantially performed.

19.	Please revise your disclosure of initial franchise fees to describe in further detail, the significant terms and conditions of these agreements including, but not limited to, any guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and F-24 of the Revised Draft Registration Statement.

AD Office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 5, 2017

20.	Please tell us what consideration you have given to filing the license agreement with Houghton Mifflin Harcourt Publishing Company as a material contract.

The Company respectfully submits that it considers its license agreement with Houghton Mifflin Harcourt Publishing Company (“HMH”) to be material and thus [will file] it as Exhibit 10.4 to the Draft Registration Statement. This Amended and Restated License Agreement (the “License Agreement”) was entered into between Rise Education Hong Kong Limited (“Rise HK”), our wholly-owned subsidiary, and Daplon Limited, a company incorporated in Cayman Island, on September 28, 2013, pursuant to which Daplon Limited sublicensed certain intellectual property rights it received from HMH to Rise HK. Rise HK’s rights under the License Agreement were later assigned to Rise IP (Cayman) Limited, the Company’s wholly-owned subsidiary, after which on October 11, 2013, HMH confirmed in a letter to Rise IP (Cayman) Limited, which the Company [will include in Exhibit 10.4, that the License Agreement remained in full force and effect and is deemed a direct license, on the same terms, between HMH (replacing Daplon Limited) and Rise IP (Cayman) Limited.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young Hua Ming LLP: King Li at King.Li@cn.ey.com or +86 10 5815 2099 (work). Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yiding Sun, Chief Executive Officer, RISE Education Cayman Ltd

Chelsea Wang, Chief Finance Officer, RISE Education Cayman Ltd

Ben James, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Annex A

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
A.	We are a leader in China’s junior ELT market according to Frost & Sullivan, and we ranked second in 2016 with a market share of 10.7% in terms of gross billings in the premium segment.	1, 60, 95	99

B.	In 2016, we had a 67% student retention rate, 63% higher than the industry average of 41%, according to Frost & Sullivan.	2, 60, 95	149

C.	China’s junior ELT market is rapidly growing, driven by favorable government policies, supportive economic conditions, and increasing cultural and societal emphasis on English education. According to Frost & Sullivan, China’s junior ELT market, is expected to grow to RMB239.8 billion in 2021 from RMB85.2 billion in 2016, representing a CAGR of 23.0%	2	49, 85, 86

D.	China’s Age 3-6 ELT Market. Provides English language training mainly for students in preschool. It is expected to be the fastest growing segment in the junior ELT market in China, expanding from RMB18.6 billion in 2016 to RMB62.8 billion in 2021, representing a CAGR of 27.6%.	2	49

E.	China’s Age 7-12 ELT Market. Provides English language training mainly for students in elementary school. It is the largest segment in terms of gross billings in the junior ELT market in China. The 7-12 ELT market is expected to grow from RMB45.0 billion in 2016 to RMB125.3 billion in 2021, representing a CAGR of 22.7%.	2	49

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
F.	China’s Age 13-18 ELT Market. Provides English language training mainly for students in middle school and above. This segment is expected to grow from RMB21.6 billion in 2016 to RMB51.7 billion in 2021, representing a CAGR of 19.1%.	2	49

G.	China’s Premium Junior ELT Market. According to Frost & Sullivan, within China’s junior ELT market, the premium segment, which includes providers offering products with annual fees above RMB16,000 per year, is expected to outpace the overall junior ELT market in terms of growth. The premium junior ELT market is expected to grow in terms of gross billings from RMB8.1 billion in 2016, to RMB22.8 billion in 2021, representing a CAGR of 23.0%.	2	88, 91

H.	Despite its rapid development, the junior ELT market in China remains highly fragmented and there is significant opportunity to gain market share. According to Frost & Sullivan, the top ten junior ELT providers in China only accounted for 6.7% of the market by gross billings in 2016. Moreover, based on a survey by Frost & Sullivan, parents prefer junior ELT providers with strong branding, course content, and course offerings focused on the English conversational ability of students.	2	96, 140

I.	Many parents in China consider English to be an important language skill that is under-addressed in schools, as evidenced by increasing penetration and growth rates that are higher than the overall education industry.	89	18, 20, 47, 49

2

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
J.	According to Frost & Sullivan, the number of students between the ages of three and 18 enrolled in schools in China is expected to grow to 229.2 million in 2021, representing a CAGR of 1.7% from 2016 to 2021. According to the same source, the number of students enrolled in junior ELT classes in China is expected to grow to 27.8 million in 2021, representing a CAGR of 9.4% from 2016 to 2021. Over the same period, the penetration rate of junior ELT in China, calculated by dividing the number of students enrolled in junior ELT classes in China by the number of students enrolled in school in China, is expected to grow to 12.1% in 2021, according to Frost & Sullivan. Over the same period, average spending in China’s junior ELT market is expected to grow rapidly with gross billings growing to RMB239.8 billion by 2021, representing a CAGR of 23.0% from 2016 to 2021, according to Frost & Sullivan. In the premium segment specifically, gross billings is expected to grow to RMB22.8 billion by 2021, representing a CAGR of 23.0% from 2016 to 2021.	89	20, 46, 47, 49 58

K.	According to Frost & Sullivan, this new policy is expected to drive an increase of the total population of the 0-14 age group from 230.1 million in 2016 to 262.4 million in 2021, representing a CAGR of 2.7% from 2016 to 2021, compared to an overall expected population growth CAGR of 0.4% over the same period.	89	164

L.	Growing disposable income. According to the National Bureau of Statistics of China, per capita annual disposable income of urban residents in China is expected to increase from RMB33,616.0 in 2016 to RMB48,619.6 in 2021, representing a CAGR of 7.7% from 2016 to 2021.	90	5

M.	Growing per capita expenditure on education, cultural and recreational activities. According to Frost & Sullivan, per capita expenditure on education, cultural and recreational activities of urban residents in China is expected to grow from RMB2,638.0 in 2016 to RMB4,232.8 in 2021 at a CAGR of 9.9% from 2016 to 2021.	90	7

3

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
N.	Increasing interest in overseas education. According to Frost & Sullivan, an increasing number of Chinese students now pursue overseas education at younger ages. The proportion of Chinese students commencing undergraduate or lower levels of education overseas accounted for 64.5% of the total number of Chinese students commencing overseas study in 2016.	90	21

O.	According to Frost & Sullivan, the skill-oriented junior ELT market increased from RMB9.3 billion in 2012 to RMB21.5 billion in 2016 in terms of gross billings, representing a CAGR of 23.3%, while the test-oriented ELT market increased from RMB33.7 billion to RMB63.7 billion from 2012 to 2016 in terms of gross billings, representing a CAGR of 17.3%. Going forward, the skill-oriented junior ELT market is expected to grow faster at a CAGR of 27.7% from 2016 to 2021, compared to the growth of the test-oriented junior ELT market at a CAGR of 21.2% from 2016 to 2021, further indicating parents’ shift towards skill-oriented learning.	90	71

P.	According to Frost & Sullivan, employees with fluent English skills have better career prospects and broader opportunities, and on average, have an estimated annual salary level of 81.1% higher than employees with average English skills.	90	12

Q.	In addition, according to a survey conducted by Frost & Sullivan in 2017, 89% of students currently taking junior ELT classes are expected to continue junior ELT education for more than three years.	90	147

4

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
R.	Despite high growth, the penetration rate of China’s junior ELT in 2016 remained relatively low at 8.4% compared to other East Asian countries such as South Korea, which has a 60.5% penetration rate for the junior ELT market, indicating significant potential in market growth in China.	90	44

S.	The junior ELT market in China is highly fragmented, with the top three players holding a combined 3.6% market share, with no single player holding market share greater than 1.5%, according to Frost & Sullivan. The top three providers in the junior ELT market in China include EF Kids, POP Kids and Rise. According to Frost & Sullivan, in 2016, we accounted for approximately 1% of market share of junior ELT market in China in terms of gross billings. Based on a survey by Frost & Sullivan, parents prefer junior ELT providers with a strong brand, course content and structure as well as course offerings focused on English conversational ability.	90	96, 140

T.	Chart: Segments of Overall Market Size of Junior ELT Market in Terms of Gross Billings (China), 2012 – 2021E	91	49

U.	Age 3-6 ELT provides English language training mainly for students in preschool. It is the fastest growing segment in junior ELT market in China with a high growth of 23.1% CAGR from 2012 to 2016. The age 3-6 ELT market has grown in terms of gross billings from RMB8.1 billion in 2012 to RMB18.6 billion in 2016, and is expected to grow to RMB62.8 billion in 2021, representing a CAGR of 27.6% from 2016 to 2021. In 2016, age 3-6 ELT represented 21.8% of the total junior ELT market, with age 7-12 ELT and age 13-18 ELT market each representing 52.8% and 25.4%, respectively. The penetration rate for age 3-6 ELT has increased from 10.0% in 2012 to 11.6% in 2016, and is expected to further increase to 15.5% in 2021.	91	47, 49

5

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
V.	According to a survey conducted by Frost & Sullivan in 2017, 68.4% of children in China start learning English between the ages of three to six while another 10.8% of children start English education before age three.	92	139

W.	Age 7-12 ELT mainly targets students in elementary school. Age 7-12 ELT is the largest segment in terms of gross billings in the junior ELT market in China. The age 7-12 ELT market has grown in terms of gross billings from RMB22.8 billion in 2012 to RMB45.0 billion in 2016, representing a CAGR of 18.5%, and is expected to grow to RMB125.3 billion in 2021, representing a CAGR of 22.7% from 2016 to 2021. The penetration rate has increased from 7.1% in 2012 to 9.3% in 2016, and is expected to further increase to 14.4% in 2021.	92	47, 49

X.	According to a survey conducted by Frost & Sullivan in 2017, only 18.0% of students aged seven to twelve take English classes for test preparation, while 82.0% take classes to improve their English skills.	92	119

Y.	A significant portion of age 7-12 ELT enrollment consists of students who have already taken ELT courses at an earlier age.	92	118

Z.	Age 13-18 ELT provides English language training mainly for students in middle school or above. The age 13-18 ELT market has grown in terms of gross billings from RMB12.1 billion in 2012 to RMB21.6 billion in 2016, representing a CAGR of 15.6%, and is expected to grow to RMB51.7 billion in 2021, representing a CAGR of 19.1% from 2016 to 2021. The penetration rate for age 13-18 ELT has increased from 3.9% in 2012 to 5.1% in 2016, and is expected to further increase to 6.3% in 2021.	92	47, 49

6

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
AA.	According to Frost & Sullivan, the junior ELT market can be divided into premium and non-premium segments based on the annual tuition fee, where premium providers offer products with annual fee above RMB16,000 per year.	93	88

BB.	Chart: Market Size of Premium Junior ELT Market in Terms of Gross Billings (China), 2012 – 2021E	93	91

CC.	The premium segment within China’s junior ELT market has been outgrowing the overall junior ELT market. The premium junior ELT market grew in terms of gross billings from RMB3.8 billion in 2012 to RMB8.1 billion in 2016, representing a CAGR of 20.8%, and is expected to grow to RMB22.8 billion in 2021, representing a CAGR of 23.0% from 2016 to 2021. In terms of enrollments, the number of students grew from 0.5 million in 2012 to 0.8 million in 2016, representing a CAGR of 14.6%, and is expected to grow to 1.6 million in 2021, representing a CAGR of 15.4% from 2016 to 2021.	93	89, 91

DD.	However, the premium junior ELT market had a penetration rate of only 0.4% in 2016 according to Frost & Sullivan, indicating significant growth potential.	93	20, 89*

*	Penetration rate is calculated as a result of the number of premium junior ELT enrollments divided by the total number of student enrollments in junior education.

7

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
EE.	According to Frost & Sullivan, the top three providers in the premium junior ELT market in China are EF Kids, us and Disney English. According to Frost & Sullivan, in 2016, the top five players accounted for 36.3% of market share of the premium junior ELT market in China in terms of gross billings, and Rise alone accounted for 10.7%. According to a survey conducted by Frost & Sullivan in July 2017, Rise also ranked the first in terms of satisfaction of junior ELT institutions and ranked the third in terms of brand awareness.	93	99, 113, 142

FF.	According to Frost & Sullivan, there were 1.5 million students enrolled in junior ELT market in tier-one cities in 2016. In terms of gross billings, tier-one cities combined had RMB13.2 billion, representing 15.5% of the total junior ELT gross billings in China.	93	49, 52, 54

GG.	Due to factors such as increasing urbanization, growing household income and appreciation of the value of high quality education, gross billings of the junior ELT market in tier-one cities are expected to grow to RMB35.9 billion in 2021, representing a CAGR of 22.1% from 2016 to 2021.	93	54

HH.	Chart: Segments of Overall Market Size of Junior ELT Market in Terms of Gross Billings (Tier-One Cities), 2012 – 2021E	94	54

II.	More providers operate through the combination of self-owned and franchise models, good operating practices and quality control are required for successful execution.	94	78

8

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
JJ.	In 2016, we ranked third in China’s junior ELT market in terms of gross billings, and ranked second in the premium segment with a market share of 10.7% in terms of gross billings, according to Frost & Sullivan.	96	96, 99

KK.	The China junior ELT market has grown rapidly in the last few years, from RMB43.0 billion in 2012 to RMB85.2 billion in 2016, representing a CAGR of 18.6%. This growth is expected to continue with the market reaching RMB239.8 billion by 2021, representing a CAGR of 23.0% from 2016 to 2021. Within ELT, the segment for children aged three to six is expected to grow the fastest, reaching RMB62.8 billion in 2021 at a CAGR of 27.6%, according to Frost & Sullivan.	96	49

LL.	A number of factors will contribute to the expected growth of the junior ELT market discussed above, including .…	96	85, 86

MM.	We promote both project-based and cooperative approaches to learning that allow students to develop their critical thinking, problem solving and leadership skills. Parents have highlighted these aspects as key attractions when choosing ELT products for their children, according to a survey conducted by Frost & Sullivan.	96	111, 122, 132

NN.	According to a survey conducted by Frost & Sullivan amongst parents, Rise is viewed as a leader in the junior ELT market in China.	98	112, 123, 133, 141

OO.	Moreover, parents who valued brand, course content and English conversation ability in choosing an ELT institution rated Rise as the number one brand in terms of customer satisfaction for age 3-6 ELT, 30% better than the next closest competitor.	98	113

9

Item.	Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
PP.	Our courses at self-owned learning centers are typically priced between RMB16,000 to RMB28,000 per year, representing the higher end of the range of prices for premium junior ELT products, according to Frost & Sullivan.	98	74

QQ.	We are currently a leader in China’s junior ELT market and in our core market, our major competitors include EF Kids and Disney English.	112	96, 99

10

Overview of Macro Economy in China
Per Capita Disposable Income of Urban and Rural Residents in China

Per Capita Disposable Income of Urban and Rural Residents (China), 2012 – 2022E

RMB
Per Capita Annual Disposable Income of Urban Residents
Per Capita Annual Disposable Income of Rural Residents
L
24,564.7
7,917.0
26,467.0
9,429.6
28,843.9
10,488.9
31,194.8
11,421.7
33,616.0
12,363.0
36,070.0
13,327.3
38,847.4
14,366.8
41,994.0
15,444.4
45,185.5
16,556.4
48,619.6
17,682.2
52,412.0
18,849.2
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

- Along with the continuous growth in economy, the average income level of the Chinese residents has also increased continuously in recent years. From 2012 to 2016, the per capita annual disposable income of urban residents has increased from RMB 24,564.7 to RMB 33,616.0, representing a CAGR of 8.2%. During the same period, the per capita annual disposable income of rural residents has experienced a remarkable growth with a CAGR of 11.8%.
- The growth of per capita annual disposable income of urban households has stimulated the Chinese residents' expenditure on education, cultural and recreation activities and services. Frost & Sullivan estimates that by 2022, the per capita annual disposable income of urban residents and rural residents are projected to grow at a CAGR of 7.8 percent and 7.2 percent respectively from 2017.

Source: National Bureau of Statistics of China; Frost & Sullivan

FROST & SULLIVAN 5

Overview of Macro Economy in China

Per Capita Expenditure on Education, Cultural and Recreation Activities of Urban and Rural Residents in China

Per Capita Expenditure on Education, Cultural and Recreation Activities of Urban and Rural Residents (China), 2012 – 2022E

RMB
M
1,854.0
667.0
1,988.0
755.0
2,142.0
860.0
2,383.0
969.0
2,638.0
1,070.0
2,917.6
1,187.7
3,221.1
1,321.9
3,549.6
1,463.4
3,883.3
1,617.0
4,232.8
1,788.4
4,584.1
1,981.6
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

- Due to the rising trend in per capita disposable income, the Chinese residents have exhibited increasing demand for education, cultural and recreation activities, particularly they are more willing to pay a premium for high-quality education. Per capita expenditure on education, cultural and recreation activities of urban and rural residents grew at a CAGR of 9.2 percent and 12.5 percent respectively from 2012 to 2016.
- With the upgrading of consumption structure, more spending is forecasted to be related to education, cultural and recreation. Per capita expenditure on those activities of urban residents and rural residents will reach RMB 4,584.1 and RMB 1,981.6 respectively in 2022, representing a CAGR of 9.5 percent and 10.8 percent.

Source: National Bureau of Statistics of China; Frost & Sullivan

FROST & SULLIVAN 7

Overview of Macro Economy in China

Estimated Average Annual Salary Levels Achieved by Level of English Proficiency

Estimated Average Annual Salary Levels Achieved by Level of English Proficiency

USD
16,300
11,200
9,000
Fluent
Good
Average

- With the internationalization of Chinese cities, the proficiency of English shows a positive correlation with to the income level. Proficient in English is more likely to receive high salaries for all positions in the enterprise. People with fluent English level can earn USD16,300 annually on average, much higher than those with average level, indicating the great importance of English in modern society.

P

Notes: The average salary is calculated based on the statistical results of ELT institutions.

Source: Frost & Sullivan

FROST & SULLIVAN

12

Overview of the Education System in China

Total Revenue of Education Industry in China

Total Revenue of Education Industry (China), 2012 – 2022E

Billion RMB
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
+7.9%
+8.3%
2,865.5
3,036.5
3,280.6
3,612.9
3,886.6
4,194.2
4,536.7
4,910.8
5,324.2
5,769.9
6,254.6
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

- According to National Bureau of Statistics of China and Ministry of Education of the PRC, China's total revenue of education industry (教育经费总收入) increased from RMB2,865.5 billion in 2012 to RMB3,886.6 billion in 2016, representing a CAGR of approximately 7.9 percent. For the forecast period, China's total revenue of education industry is expected to reach RMB6,254.6 billion in 2022, representing a CAGR of approximately 8.3 percent.

Note: Data only indicate formal education, including public expenditure, private expenditure on formal education and others.

Source: National Bureau of Statistics, Frost & Sullivan

FROST & SULLIVAN
18

Overview of the Education System in China

Total Number of Student Enrollments in Junior Education in China

DD

Total Number of Student Enrollments in Junior Education (China), 2012 – 2022E

I, J

Million People

CAGR	Total	age 3-6	age 7-12	age 13-18
2012-2016	0.5%	4.6%	0.6%	-1.9%
2017-2022	1.9%	5.1%	0.7%	1.5%

Age 3-6
Age 7-12
Age 13-18
206.1
36.9
97.0
72.3
201.3
39.0
93.6
68.8
202.9
40.5
94.5
67.9
206.4
42.7
96.9
66.9
210.2
44.1
99.1
67.0
212.8
45.7
99.7
67.5
216.2
47.6
100.5
68.1
220.4
50.2
100.9
69.3
224.8
52.9
101.5
70.4
229.2
56.1
101.6
71.5
234.3
58.6
103.1
72.6
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

- The enrollments of students aged 13-18 in China has experienced gradual decline over the past few years and reached 72.3 million in 2012, representing a CAGR of -1.9% from 2012 to 2016. The main reason for the downturn is the effective implementation of one-child-policy since 1980s which led to an obvious drop of birth rate in 1990s and 2000s. The drop is the main reason that there is a decline of enrollments in students aged 13-18. Along with the application of selective two-child policy (issued in October 2015) in China, the enrollments of 3-6 years-old is expected to reach 58.6 million in 2022, at a CAGR of 5.1% during the period from 2017 to 2022.

Note: Junior education includes all school education from age 3 to 18;Age 3-6 enrollments refer to number of students who are enrolled in pre-school.

Source: Ministry of Education, Frost & Sullivan

FROST & SULLIVAN

20

Overview of the Education System in China

Total Number of Students Commencing Overseas Education

Total Number of Students Commencing Overseas Education (China), 2006 – 2021E

Total Number of Student Commencing Overseas Education

Unit: Thousand Persons

N
Graduate
Undergraduate
Others
800
600
400
200
0
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E
134.0 144.0 179.8 229.3 284.7 339.7 399.6 413.9 459.8 523.7 544.5 587.0 631.0 677.1 725.1 775.9
82.0 85.4 97.7 111.0 127.0 143.7 160.2 163.1 176.1 189.6 193.4 205.4 217.7 230.2 242.9 256.0
33.2 36.0 45.3 57.6 71.6 89.4 108.3 114.7 134.7 153.4 166.4 181.4 196.9 213.3 230.6 249.1
18.8 22.6 36.8 60.8 86.1 106.6 131.1 136.2 149.0 180.7 184.8 200.2 216.4 233.6 251.6 270.8

- Align with total number of students who are studying abroad, total number of students commencing overseas education has also shown a growing trend.
- Total number of students commencing overseas education in China has grown from 134.0 thousand in 2006 to 544.5 thousand in 2016. Total number of students commencing overseas education in China is expected to reach 775.9 thousand in 2021, representing a CAGR of 7.3 percent from 2016 to 2021.

Note: "others" illustrated in the chart include students enrolled in K- 12, junior college, diploma, vocational educational training and other undergraduate or lower level studies

Source: Frost & Sullivan

FROST & SULLIVAN

21

Overview of Junior ELT Market
Junior ELT penetration rates in developed markets

Junior ELT penetration rates in developed markets
60.5 % of students were reported to be involved in at least one ELT program in Korea in 2016
35.2 % of students were reported to be involved in at least one ELT program in Japan in 2016
8.4% of students were reported to be involved in at least one ELT program in China in 2016
60%
30%
10%
2012
2016
2020
Time (years)
R

Source: Frost & Sullivan

FROST & SULLIVAN
44

Overview of Junior ELT Market in China

Segment of Enrollments in Junior ELT Market by Age Group

Segments of Enrollments of Junior ELT Market by Age Group (China), 2012 – 2022E

Million People
Age 3-6
Age 7-12
Age 13-18
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E
3.7 6.9 2.8
4.0 7.4 2.9
4.3 7.9 3.1
4.7 8.5 3.2
5.1 9.2 3.4
5.6 10.0 3.6
6.2 10.9 3.8
6.9 11.9 4.0
7.7 13.1 4.3
8.7 14.6 4.5
9.9 16.3 4.8

CAGR	age 3-6	age 7-12	age 13-18
2012-2016	8.4%	7.5%	4.9%
2017-2022	12.1%	10.3%	5.9%

- In 3-6 age group, the number of enrollments of junior ELT market increased from 3.7 million in 2012 to 5.1 million in 2016, representing a CAGR of 8.4%. It is expected to reach 9.9 million in 2022, representing a CAGR of 12.1%.
- In 7-12 age group, the number of enrollments of junior ELT market increased from 6.9 million in 2012 to 9.2million in 2016, representing a CAGR of 7.5%. It is expected to reach 16.3 million in 2022, representing a CAGR of 10.3%.
- In 13-18 age group, the number of enrollments of junior ELT market increased from 2.8 million in 2012 to 3.4 million in 2016, representing a CAGR of 4.9%. It is expected to reach 4.8 million in 2022, representing a CAGR of 5.9%.

Source: Frost & Sullivan

FROST & SULLIVAN
46

Overview of Junior ELT Market in China

Segment of Penetration Rate in Junior ELT Market by Age Group

Segment of Penetration Rate in Junior ELT Market by Age Group (China), 2012 – 2022E
Million People
Penetration Rate(age 3-6)
Penetration Rate(age 13-18)
Penetration Rate(age 7-12)
Penetration Rate(age 3-18)
18
16
14
12
10
8
6
4
2
0
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E
10.0%
10.3%
10.6%
11.0%
11.6%
12.3%
13.0%
13.7%
14.6%
15.5%
16.9%
7.1%
7.9%
8.4%
8.8%
9.3%
10.0%
10.8%
11.8%
12.9%
14.4%
15.8%
6.5%
7.1%
7.5%
7.9%
8.4%
9.0%
9.7%
10.3%
11.2%
12.1%
13.2%
3.9%
4.2%
4.6%
4.8%
5.1%
5.3%
5.6%
5.8%
6.1%
6.3%
6.6%

I, J, U, W, Z

Note: the penetration rate refer to the ratio of Junior ELT enrollment to enrollments in school education

Source: Frost & Sullivan

FROST & SULLIVAN

47

Overview of Junior ELT Market in China

CAGR	Total	age 3-6	age 7-12	age 13-18
2012-2016	18.6%	23.1%	18.5%	15.6%
2017-2022	24.0%	27.6%	24.1%	19.9%

Billion RMB
Age 3-6
Age 7-12
Age 13-18
2012: 43.0 (8.1, 22.8, 12.1)
2013: 50.3 (9.8, 26.7, 13.8)
2014: 59.4 (12.0, 31.5, 15.9)
2015: 70.7 (14.8, 37.4, 18.5)
2016: 85.2 (18.6, 45.0, 21.6)
2017E: 102.8 (23.5, 25.4)
FF
2018E: 125.2 (30.0, 65.1, 30.1)
2019E: 154.5 (38.4, 80.3, 35.8)
2020E: 192.0 (49.3, 99.8, 42.9)
2021E: 239.8 (62.8, 125.3, 51.7)
2022E: 300.8 (79.4, 158.5, 62.9)

Note: the market size include online and offline junior ELT Market

Source: Frost & Sullivan

FROST & SULLIVAN

49

Overview of Junior ELT Market in China
Segment of Junior ELT Market by Number of Enrollments

Segment of Junior ELT Market by Number of Enrollments (Tier 1 Cities), 2012 – 2022E

CAGR	Total	Beijing	Shanghai	Guangzhou	Shenzhen
2012-2016	9.7%	11.5%	8.2%	8.6%	11.1%
2017-2022	11.5%	9.9%	11.7%	11.6%	13.7%

Thousand People
Beijing
Guangzhou
Shanghai
Shenzhen
FF
1,048.0
289.8
352.5
220.9
184.8
1,146.8
321.3
380.0
241.3
204.2
1,255.3
357.4
410.7
260.8
226.4
1,377.3
398.6
444.7
282.4
251.6
1,519.9
447.4
483.8
307.3
281.4
1,682.9
500.3
531.4
337.3
313.9
1,865.6
559.2
584.7
370.8
350.9
2,070.0
618.6
646.8
409.9
394.7
2,310.6
681.2
722.7
457.6
449.1
2,586.0
744.3
812.8
514.1
514.8
2,904.5
803.9
922.0
582.6
596.0
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

Note: the enrollments include online and offline enrollments of junior ELT Market

Source: Frost & Sullivan

FROST & SULLIVAN
52

Overview of Junior ELT Market in China

Segments of Overall Market size of Junior ELT Market in terms of Gross billings (Tier 1 Cities), 2012 – 2022E

CAGR	Beijing	Shanghai	Guangzhou	Shenzhen
2012-2016	23.4%	17.0%	17.7%	20.8%
2017-2022	22.4%	21.3%	20.9%	23.7%

Million RMB
Beijing
Guangzhou
Shanghai
Shenzhen
6,405.8
2,007.1
2,219.4
1,182.2
997.1
7,600.6
1,199.4
2,451.1
2,565.4
1,384.7
9,001.8
2,977.4
2,975.2
1,605.9
1,443.3
10,849.2
3,699.6
3,497.8
1,910.3
1,741.5
13,209.2
4,654.8
4,160.0
2,272.4
2,122.0
16,152.3
5,901.2
4,966.8
2,711.3
2,573.0
19,446.1
7,154.5
5,951.3
3,208.0
3,132.3
23,682.0
8,854.9
7,149.5
3,851.3
3,826.3
29,139.0
11,049.6
8,683.5
4,673.5
4,732.4
35,880.4
13,681.5
10,596.2
5,696.8
5,905.9
43,703.5
16,230.5
13,017.4
6,991.7
7,463.9
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E
GG
FF

Note: the market size include online and offline junior ELT Market

Source: Frost & Sullivan

HH

FROST & SULLIVAN

54

Overview of Junior ELT Market in China

Billion RMB
premium
non-premium
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
J
39.2
3.8
45.7
4.6
53.9
5.5
64.0
6.7
77.1
8.1
93.0
9.8
113.2
12.0
139.8
14.7
173.5
18.5
217.0
22.8
272.7
28.1
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

CAGR	Total	Premium	Non-Premium
2012-2016	18.6%	20.8%	18.4%
2017-2022	24.0%	23.5%	24.0%

- The market size of premium junior ELT market in China in terms of gross billings increased from RMB3.8 billion in 2012 and RMB8.1 billion in 2016, representing a CAGR of 20.8%. The gross billing of the non-premium junior ELT market increased from RMB39.2 billion in 2012 to RMB93.0 billion in 2016, representing a CAGR of 18.4%.

Note: the market size include online and offline junior ELT Market

Source: Frost & Sullivan

FROST & SULLIVAN

58

Overview of Junior ELT Market in China

Segment of Junior ELT Market Size in Terms of Grossing Billions (China), 2012 – 2022E

CAGR	Total	Test-oriented	Skill-oriented
2012-2016	18.6%	17.3%	23.3%
2017-2022	24.0%	22.3%	28.2%

Billion RMB
Test-oriented
Skill-oriented
43.0
33.7
9.3
50.3
39.1
11.2
59.4
45.6
13.8
70.7
53.6
17.1
85.2
63.7
21.5
102.8
75.7
27.1
125.2
90.7
34.5
154.5
110.4
44.1
192.0
135.4
56.6
239.8
166.7
73.1
300.8
206.9
93.9
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E
O

Note: the market size include online and offline junior ELT Market

Source: Frost & Sullivan

FROST & SULLIVAN

71

Overview of Junior ELT Market in China
Segment of Annual Tuition Fee for Junior ELT

Segment of Annual Tuition Fee for Junior ELT (Tier 1 Cities), 2012 – 2022E

CAGR	Premium	Non-premium
2012-2016	4.7%	8.6%
2017-2022	5.1%	6.2%

RMB
Premium
Non-premium
PP
16,495.9
17,258.0
18,062.2
18,917.5
19,814.2
20,771.2
21,786.9
22,874.1
24,024.7
25,293.2
26,684.3
6,639.4
7,304.2
7,939.8
8,601.4
9,220.7
9,866.1
10,539.5
11,224.6
11,901.0
12,592.0
13,305.9
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

- The average annual tuition fee for premium program in tier1cities increased from RMB16,495.9 in 2012 to RMB19,814.2 in 2016, at a CAGR of 4.7%.
- In the next five years, the average annual tuition fee for premium program is expected to reach RMB26,684.3 in 2022 with a CAGR of 5.1% from 2017.

Note: Premium ELT products are those products with annual fee above RMB 16K

Source: Frost & Sullivan

FROST & SULLIVAN
74

Overview of Junior ELT Market in China

Introduction of the business model in ELT market

Business Models in ELT Market

There are main two business model in the offline ELT market, the SOLC model and the integrated model of franchise with SOLC.

1 SOLC Model (Self-Owned Learning Center)

- SOLC means self-owned learning center, refers to the business model that the chain learning centers are directly operated by the headquarters. The head office is responsible for the whole investment, operation and management process. The chain office only retains a little part of the income to cover daily expenses. The main earning belongs to the headquarter company.

2 SOLC + Franchise + Model

- Franchise model refers a business model that the enterprises (franchisors) establish contractual relationships with other companies (franchisees). The franchisees are authorized to sell productions or services with the franchise's brand under the franchise's guidance. The daily operation is independent with the franchisors that the franchisees need to afford the initial investment cost and daily expenses by themselves. Then the franchisees retain most of the operation income. Moreover, the franchisees need to pay one-time or annually to the franchisors for the license fee and the franchisors keep the intellectual property rights. In some case, the franchisees are required to share the income with the headquarters according to the contract.
- The integrated model of franchise and SOLC is the most common business model nowadays. The company develops a great number of franchisees on the basis of several self-owned learning centers which are also called flagship stores. The flagship stores operate as a model for the franchisees.

II

Source: Frost & Sullivan

FROST & SULLIVAN 78

Overview of the Education System in China

Market Drivers of Junior ELT Market in China

Major Drivers	Description
Shift From One-child Policy to Two-child Policy	Since the introduction of the 'one-child' policy in the 1980s, the single child has become dominant and more important in a family unit, a trend particularly pronounced in urban areas. The replacement of One-child Policy with Two-child Policy in 2015 will lead to an increase birth rate of children. The policy is likely to take effect on China's school-age population start from 2019. As after-school education is an supplement to school education, the growing population of fundamental education would form a strong basis for the demand of after school education service in the future.
Favorable Policy of Emphasis on the Importance of English in Gaokao	As stated in the "The implementation of the state council on deepening the reform of examination recruitment system", the English assessment will be taken two times throughout the years of high school education as part of the admissions process. From 2017, Shanghai is piloted that students could take English test twice a year and use their highest score for the Gaokao, and the policy will be implemented in nationwide in the next two to three years. The reform on Gaokao system put more emphasis on the importance of English and Chinese high school students are likely to participate more external English training and tutoring for getting higher performance on English exams.
Further Development of Mobile and Online Products	With the rapid penetration of smart phones in China, increasing number of users are willing to access educational services via mobile devices due to convenience of English learning tools and tutorials on mobile end, and more flexibility of registration and scheduling process. The popularity of mobile devices will bring English learning to a new era where education is not limited by time and space. Moreover, the interactive online English training and tutoring model is considered to be one of the major trends in the future online English education market. Users are able to practice oral English with teachers face–to-face and receive immediate feedback. It enjoys the benefits such as flexibility and cost efficiency provided by online model, while at the same time ensures the effective learning, as parents are starting to realize the long-term significance to gaining a valuable language than a high score on a standardized exam. In that case, parents are becoming more price insensitive.

C, LL

Source: Frost & Sullivan

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Overview of the Education System in China
Market Drivers of Junior ELT Market in China

Major Drivers	Description
The Increase of Disposable Income and Parents are Willing to Pay Quality Education	It is expected that the per capita annual disposable income of urban residents and rural residents are projected to grow at a CAGR of 7.8 percent and 7.2 percent respectively from 2017. Such favorable macroeconomic trends will lead to higher consumer confidence, and an increasing population with a comfortable amount of disposable income will spend more on their children, as demonstrated by a growing market in education. At present, reduction of education burden has become a principle in the public school system, and there are more parents sending their children to after-school institutions to enhance their children's academic level. There is a shift from exam-based tutoring to skill-oriented tutoring
Exposure to Foreign Academic Institutions and Multinational Companies Will Require Bilingual Talent	China has emerged as a prominent economy. Proficiency in English language is essential for conducting various business activities. As stated in the "National Medium-to-Long Term Educational Reform and Development Plan (2010-2020) 国家中长期教育改革和发展规划纲要（2010-2020年）", international communication with foreign academic institutions are encourage, which creates a demand in bilingual talent. Since schools have limited resources and time to train students, the after school ELT market is set to boom. Moreover, as more international employers enter China, future employees will need to fluent in English. Many parents recognize both academic and professional trends, so they are more likely to send their juniors to ELT after school.
Overseas Study	Increasing number of Chinese students going overseas for education is one of the primary growth factors for this market. The majority of their destinations are English-speaking countries, such as the United States or the United Kingdom. Universities in countries such as the US, Australia, the UK, and Canada require that applicants pass language tests such as the TOEFL or IELTS. Since schools in China do not emphasize much on English language education, students are compelled to enroll in private English language training institutions. It was estimated that approximately 544,500 Chinese students commencing overseas education in 2016. The upward trend of educational migrants results in the growing demand for ELT market in China.

C, LL

Source: Frost & Sullivan

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Premium Junior ELT Market in China
Market Definition

Definition of Premium Junior ELT Market

- **Premium Junior ELT**: refer to the ELT program with annual tuition above RMB16,000 due to the high course quality and excellent learning environment. Premium Junior ELT are normally skill-oriented English training program which are featured with small class size, more foreign teachers and immersion program.

G, AA

Features of Premium Junior ELT Market

Small class size

A premium junior ELT class is teaching in small class which also can offer one-on-one education program. Small class size with low student to teacher rate allows the teachers to spend more time and distribute more attention to each kid in the class, which could improve the English tutoring efficiency and effectiveness.

Foreign teachers

More foreign native English speakers are involved in premium junior ELT. Kids have more opportunities to listen to and speak to native English speakers. This polishes kids English pronunciation and improves their confidence. Also, foreign teachers are more likely to help kids to form the English language habits.

Immersion program

Premium junior ELT usually use an immersion program in which kids are fully immersed in the English environment for a certain period of time, both in and outside the class. This gives kids the opportunity to develop a range of relevant skills in a more spontaneous, authentic and demanding context.

Source: Frost & Sullivan

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Premium Junior ELT Market in China

Number of Enrollments

Number of Enrollments (China), 2012 – 2022E
Thousand People
2000.00
1800.00
1600.00
1400.00
1200.00
1000.00
800.00
600.00
400.00
200.00
0.00
CAGR=14.6%
CAGR=15.6%
451.0
513.6
589.4
674.2
778.1
890.0
1,021.6
1,172.8
1,377.9
1,591.5
1,837.1
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E
CC
DD

- The number of premium junior ELT market enrollments in China is 451.0 thousand in 2012 and reached 778.1 thousand in 2016 with a CAGR of 14.6%
- In the following 5 years, the number of premium junior ELT market enrollments in China is estimated to reach 1,837.1 thousand in 2022 with a CAGR of 15.6%

Note: the enrollments include online and offline enrollments of junior ELT Market.

Source: Frost & Sullivan

FROST & SULLIVAN 89

Premium Junior ELT Market in China

BB, CC

Billion RMB
30.0
25.0
20.0
15.0
10.0
5.0
0.0
G
CAGR=20.8%
CAGR=23.5%
3.8
4.6
5.5
6.7
8.1
9.8
12.0
14.7
18.5
22.8
28.1
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E

- From 2012 to 2016, along with the expansion of ELT market, the gross billing in premium junior ELT market in China increased from RMB3.8 Billion to RMB8.1billion, representing a CAGR of 20.8%.
- Looking forward, promoted by residents' increasing awareness of importance of English and increasing disposable income, premium junior ELT market in China is forecasted to increase at a CAGR of 23.5% from 2017 to 2022.

Notes: The market size of Junior Premium ELT includes junior ELT in both online and offline forms; The market size is consisted of the total tuition, which covers the cost of text books and other service fees.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market

Top 10 Junior ELT institutions in China in Terms of Gross Billings

H, S, JJ, QQ

Top 10 Junior ELT Institutions in China in Terms of Gross Billings, 2016

Rank	Institutions	2016 Gross Billings (Million RMB)	Market Share
1	Company A	1,252	1.5%
2	Company B	912	1.1%
3	**Rise**	**865**	**1.0%**
4	Company C	650	0.8%
5	Company D	500	0.6%
6	Company E	462	0.5%
7	Company F	308	0.4%
8	Company G	300	0.4%
9	Company H	240	0.3%
10	Company I	207	0.2%
Top 10		5,696	6.7%
Total		85,200	100%

- The above table illustrates the top 10 ELT Institutions in China in terms of gross billing in 2016. Rise ranks the third with gross billings of RMB865 million in 2016, representing a market share of 1.0% in China ELT market.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Top 5 Junior ELT institutions of Premium Junior ELT Market in China

Top 5 Junior ELT institutions of Premium Junior ELT Market in China, 2016			
Rank	**Institutions**	**2016 Gross Billings (Million RMB)**	**Market Share**
1	Company A	1,252	15.5%
2	**Rise**	**865**	**10.7%**
3	Company F	308	3.8%
4	Company G	300	3.7%
5	Company I	207	2.6%
Top 5		2,932	36.3%
Total		8,081	100%

A, JJ, QQ, EE

- The above table illustrates the top5 premium ju[illegible]itutions in China in terms of gross billing in 2016. Rise ranks the second with gross billings of RMB865 million in 2016, representing a market share of 10.7% in China premium Junior ELT market.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Customer Survey Analysis – The most expected effect from ELT

MM

7.67%
6.00%
3.33%
3.33%
11.83%
40.00%
2.50%
15.00%
1.67%
6.00%
2.67%
Boost English score
Speak fluent English
Increase vocabulary
Talk with foreigners
Boost confidence
Arouse interest
Boost cooperation
Boost communicating skill
Cultivate leardership
Cultivate critical thinking
Prepare to study aboard
Others(please specify)

- Based on the survey, the majority parents send their children to ELT institutions in order to arouse their children's interest in English. 15% participants convey that they want to enhance their children's communicating skills, while 12% customers want to boost their children's overall confidence.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market

3-6 Group Survey Analysis – brand awareness of each institution brand awareness of each institution
%
73.33
62.83
57.83
51.17
50.00
30.50
21.50
20.33
20.17
12.83
6.50
6.00
5.17
EF Kids
51 talk
Rise
Disney English
VIPABC
VIPKID
Best Learning
Hampson
Happy Goal
First Leap
Longman
Lily English
Giraffe
NN

The most famous 3 institutions among the interviewed parents in 3-6 group are EF Kids, 51 Talk and Rise. 57.83% of total respondents have heard of Rise .

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market

3-6 Group Survey Analysis – Enrollment and Satisfaction of Each Institution

Enrollment and Satisfaction of Each Institution

%
Enrollment
Most Satisfying
26.17
23.40
24.50
18.00
19.33
14.00
17.33
12.67
14.50
11.33
6.50
5.17
5.17
3.67
4.83
3.33
3.67
2.50
2.67
2.17
2.33
1.83
1.17
1.00
1.00
0.83
Rise
EF kids
51 Talk
Disney English
VIPABC
Happy Goal
VIPKID
Best Learning
Hampson
Lily English
Longman
Griaffe
First Leap

EE, OO

In this 3-6 group survey, Rise holds a leading position with the largest number of enrollments, followed by EF Kids and 51Talk. Rise is also the most satisfying institution among this group, with 23.40% of respondents regard Rise as the most satisfying ELT institution, followed by EF Kids and 51 Talk.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
7-12 Group Survey Analysis

The Age Distribution of Parents
1975-1980
1980-1990
1990-1995
2.00%
25.00%
73.00%

Y
The Initial Age of Kids Learning English
0-3
3-6
7-12
1.67%
49.67%
48.67%

There are 73% of respondents are aged from 1980-1990, and 25% of respondents are aged from 1975-1980.

Around half of kids started learning English at age of 7-12 , and the other half started learning English at age of 3-6.

Source: Frost & Sullivan

FROST & SULLIVAN 118

Competitive environment

Parents' demand for ELT institutions – kid age group 7-12

Can the institution meet parents' demand

11.63%
88.37%
can
cannot

X

Purpose of choosing ELT institution

18.00%
82.00%
improve English test score at school
improve comprehensive English skill

- Most of the parents think the ELT institution they choose can meet their demand for their kids' English learning. But still a small part of the parents are not satisfied by their ELT institution.
- In the kid group of age 7-12, about 82% of the parents' purpose of choosing ELT institution is to improve their kids' comprehensive English skill. Only about 18% of the parents' purpose is to improve their kids' English test score at school.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Customer Survey Analysis – The most expected effect from ELT

MM

2.99%
15.08%
8.81%
6.43%
6.28%
13.25%
9.19%
3.29%
5.28%
13.32%
16.08%
Boost English score
Speak fluent English
Increase vocabulary
Talk with foreigners
Boost confidence
Arouse interest
Boost cooperation
Boost communicating skill
Cultivate leardership
Cultivate critical thinking
Prepare to study aboard
Others(please specify)

- Based on our survey, in this age group, arousing students' interest in English, Boost students' overall confidence and enhance English score are the top three desired characteristics. Unlike people in 3-6 age group, more parents shift their attention from arousing interest to actually improving their children's English grades.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
7-12 Group Survey Analysis – brand awareness of each institution brand awareness of each institution

76%
32%
31%
25%
23%
15%
13%
11%
9%
8%
4%
3%
2%
EF Kids
51 talk
Rise
Disney English
VIPABC
VIPKID
Hampson
Best Learning
First Leap
Happy Goal
Lily English
Giraffe
Longman

The most famous 3 institutions among the interviewed parents in 7-12 group ar NN Kids, 51 Talk and Rise. There are 31.33% of total respondents have heard of Rise .

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
13-18 Group Survey Analysis – The most expected effect from ELT

MM

4.42%
15.67%
9.05%
5.30%
5.52%
8.17%
13.47%
5.52%
4.64%
13.47%
14.79%
Boost English score
Speak fluent English
Increase vocabulary
Talk with foreigners
Boost confidence
Arouse interest
Boost cooperation
Boost communicating skill
Cultivate leardership
Cultivate critical thinking
Prepare to study aboard
Others(please specify)

- Based on the survey, in this age group enhancing English score arousing interest and boosting confidence and communicating skills are the 3 most desired characteristics. Improving students' English grade becomes the top priority.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
13-18 Group Survey Analysis – brand awareness of Each Institution brand awareness of Each Institution

84%
72%
63%
51%
48%
29%
28%
28%
18%
18%
9%
3%
2%
EF Kids
51 talk
Rise
VIPABC
Disney English
VIPKID
Hampson
Happy Goal
Best Learning
First Leap
Longman
Giraffe
Lily English

The most famous 3 institutions among the interviewed parents in 13-18 group are EF Kids, 51 Talk NN Rise, which account for 84%, 72% and 63% in the in the 13-18 group respectively have heard about the institutions.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Total Age Group Survey Analysis

V

The Age Distribution of Parents
1975-1980
1980-1990
1990-1995
11.4%
17.4%
71.2%

1000 parents are interviewed in total. 712 parents born in 1980-1990 are the largest part in the group which occupy 71.2%.

The Initial Age of Kids Learning English
0-3
3-6
7-12
13-18
0.8%
10.8%
20.0%
68.4%

Most kids learn English for the first time in their 3-6 years old, which account for a 68.4% of the whole age group surveyed.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market

Total Age Group Survey Analysis – The Most Concerned Factor When Choosing Institution

13.5%
17.4%
4.1%
1.3%
3.9%
5.2%
22.0%
5.1%
24.6%
H, S
Brand Image
Course Content and Structure
English Conversation Ability
Class Scale
Traffic Convenience
Flexibility in Class time
Rate of Foreign Teachers
Tuition
Friend Recommendation
Teaching Experience

The most 3 concerned factors when choosing ELT institution are English conversation ability, course content and structure and brand image, with 24.6%, 22.0% and 17.4% of total respondents regards them as the most important factor.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Total Age Group Survey Analysis – brand awareness of Each Institution brand awareness of Each Institution
75.3%
64.0%
59.8%
50.3%
48.9%
30.2%
23.0%
21.1%
19.7%
14.7%
6.3%
6.1%
5.2%
EF Kids
51 talk
Rise
Disney English
VIPABC
VIPKID
Hampson
Best Learning
Happy Goal
First Leap
Lily English
Longman
Giraffe
NN

The most famous 3 institutions among the interviewed parents are EF Kids, 51 Talk and Rise. There are 75.3%, 64.0% and 59.8% respectively in the total group survey have heard about the institution.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Total Age Group Survey Analysis – Enrollment and Satisfaction of Each institution

Enrollment and Satisfaction of Each institution
Enrollment
Most Satisfying
30.1%
20.3%
28.4%
25.2%
22.2%
14.7%
14.4%
10.8%
13.9%
9.7%
6.4%
4.4%
5.4%
3.8%
4.7%
2.6%
4.1%
2.5%
2.4%
1.9%
2.3%
1.5%
1.9%
1.5%
1.5%
1.0%
EF kids
Rise
51 Talk
VIPABC
Disney English
Happy Goal
VIPKID
Hampson
Best Learning
Lily English
Longman
First Leap
Giraffe
EE

In this total survey, 30.1% of the whole respondents enrolled in EF Kids, which is the largest among all the institutions. The following 2 institutions are Rise and 51Talk, which account for 28.4% and 22.2%, respectively. Rise is the most satisfying institution among this group, followed by are EF Kids and 51 Talk.

Source: Frost & Sullivan

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Competitive environment
Payment method's influence and parents' demand continuity

How big influence payment method has on parents' choice of ELT institution

12.00%
24.00%
64.00%
huge
middle
small

Expected Duration of ELT Received

1.00%
10.00%
52.00%
37.00%
1 year
1-3 years
3-6 years
more than 6 years
Q

- The ELT institution's payment method matters when parents make choice. Nearly 90.00% of parents will take payment mode into consideration and 24.00% of parents think payment mode is a critical selection criteria when choose ELT institution.
- In all age group, most of the parent will continue to use ELT for a long time: more than 52.00% of the parents will continue to use ELT for more than 6 years in the future and 37.00% of the parents will continue to use ELT for 3-6 years in the future.

Source: Frost & Sullivan

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Competitive environment
Customer loyalty

Average Student Retention Rate of Junior ELT Industry

41.22%
B
renewed subscription

- The average student retention rate of Junior ELT industry is 41.22%. This suggests that the customer loyalty are not high in this industry. This could mainly caused by the high similarity of ELT institutions and customers could be attracted to other institutions for multiple unessential reasons, such as center locations and tuition discount.
- High student retention rate could be reached by providing novel course content and other member benefits, like opportunity of admission to prior foreign schools.

Source: Frost & Sullivan

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Overview of Macro Economy in China
Age Structure of Total Population

K

Age Structure of Total Population (China), 2012-2022E
Million
1600
1400
1200
1000
800
600
400
200
0
Total
1354
1360.7
1367.8
1374.6
1382.7
1390.4
1396
1401
1406.6
1410.3
1412.8
1130.6
1137.5
1142.2
1147.5
1152.6
1153.8
1154
1152.5
1151.7
1147.9
1143
223.4
223.2
225.6
227.1
230.1
236.6
242
248.5
254.9
262.4
269.8
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E
0-14
Others

- Since 2012, the population of China experienced a low yet steady growth as a result of the one-child policy. People in – 14 age group grows steadily at a CARE of 0.7% from 2012 to 2016. As the policy has been relaxed over time, more than 20 provinces, regions and municipalities in China had implemented the "selective two-child policy" by 2015. The recent decision to end one-child policy nationwide lifts the pressure on population growth in the mid-term future. The population in 0-14 age group is forecasted to reach 262.4 million at a CAGR of 2.7% from 2016 to 2021.

Source: National Bureau of Statistics of China; Frost & Sullivan

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